FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

October 15, 2003

Amersham plc
(Translation of registrant’s name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82-________

SIGNATURE
SCHEDULE 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AMERSHAM PLC (Registrant)

DATE: October 15, 2003	By:
Name: Susan M. Henderson Title: Deputy Company Secretary

List of exhibits to the FORM 6-K dated October 15 2003

1.   Schedule 10 — Notification of Major Interests In Shares, Wellington Management Company LLP, October 15 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)	Name of company

Amersham plc

2)	Name of shareholder having a major interest

Wellington Management Company, LLP and its direct and indirect subsidiaries

3)	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

Non Beneficial interest

4)	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Wellington Management Company, LLP and its direct and indirect subsidiaries

5)	Number of shares/amount of stock acquired

Not advised

6)	Percentage of issued class

N/A

7)	Number of shares/amount of stock disposed

N/A

8)	Percentage of issued class

N/A

9)	Class of security

Ordinary shares of 5 pence each

10)	Date of transaction

Not advised

11)	Date company informed

14 October 2003

12)	Total holding following this notification

36,146,486 Ordinary Shares of 5p each

13)	Total percentage holding of issued class following this notification

5.137%

14)	Any additional information

N/A

15)	Name of contact and telephone number for queries

Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)	Name and signature of authorised company official responsible for making this notification

Susan M Henderson,

Date of notification 15 October 2003